Exhibit 99.1

Jaguar Mining Announces Change in Directors

TSX-V:JAG

TORONTO, May 12, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") today announced the appointment of Jared Hardner to its Board of Directors (the "Board") effective May 12, 2014. The term of his appointment is until the next Annual General Meeting of the Company at which time he will stand for election by the shareholders of the Company. Mr. Hardner has worked in the environmental field for 21 years.  Over the past decade, his work has focused increasingly on the mining industry and he includes among his clients Rio Tinto, Barrick Gold, Teck, First Quantum, and Newmont Mining.  His geographic experience includes the U.S., Canada, Africa, Asia, Australia, and numerous countries in Latin America including Brazil.  He holds a Bachelor of Arts in Economics and Certificate in Latin American Studies from Princeton University, and a Masters of Forest Science from Yale University.

The Company also announces that Mr. R. David Russell has tendered his resignation as a director of the Company, effective immediately. "We wish to express our thanks to David in helping to implement the recapitalization and restructuring of Jaguar's balance sheet, that took place on April 22, 2014.  Now, with a clean balance sheet and minimal net debt, Jaguar is well positioned to continue its operational restructuring and to capitalize on its extensive near mine exploration activities and development projects," stated Mr. Dick Falconer.

Share-Based Compensation

The Company also announced that it has granted incentive stock options pursuant to its stock option plan to officers and directors of the Company for the purchase up to an aggregate of 1,994,735 common shares of the Company. The options are exercisable at a price of $1.35 per common share and will expire on May 12, 2022. The stock options will vest in equal tranches over the next 24 months.

The Company also announced that it has granted an aggregate of 1,500,566 deferred share units ("DSU's") pursuant to its DSU plan to officers and directors of the Company.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors which could cause results or events to differ from current expectations include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Derrick Weyrauch
Chief Financial Officer
dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 19:05e 12-MAY-14